UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

08205P209
(CUSIP Number)

Andrew Nathanson
General Counsel & Chief Compliance Officer
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, NY 10022
(212) 702-5205
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,679,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,679,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,679,779(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.15%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)     Includes (i) 7,883,385 shares of Common Stock (as defined below) previously held, and (ii) 4,796,394 shares of Common Stock issuable upon the exercise of the warrants of the Issuer (as defined below), subject to the 49.9% ownership limitation with respect to such warrants as further described herein.

(2)    Based on 28,717,309 shares of Common Stock outstanding, which represents (i) 23,216,425 shares of Common Stock outstanding as of November 12, 2024, as indicated in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, plus (ii) 5,500,884 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein..

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Madison Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,158
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,158(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)   Includes (i) 945,668 shares of Common Stock previously held, and (ii) 704,490 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein..
  (2)   Based on 28,717,309 shares of Common Stock outstanding, which represents (i) 23,216,425 shares of Common Stock outstanding as of November 12, 2024, as indicated in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, plus (ii) 5,500,884 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Suvretta Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,329,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,329,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,329,937(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)    Includes (i) 8,829,053 shares of Common Stock previously held, and (ii) 5,500,884 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
(2)    Based on 28,717,309 shares of Common Stock outstanding, which represents (i) 23,216,425 shares of Common Stock outstanding as of November 12, 2024, as indicated in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, plus (ii) 5,500,884 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,329,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,329,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,329,937(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)      Includes (i) 8,829,053 shares of Common Stock previously held, and (ii) 5,500,884 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
(2)      Based on 28,717,309 shares of Common Stock outstanding, which represents (i) 23,216,425 shares of Common Stock outstanding as of November 12, 2024, as indicated in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2024, plus (ii) 5,500,884 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on April 29, 2024 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment and Amendment No. 1, referred to herein as the “Schedule 13D”), as amended by Amendment No. 1 on September 30, 2024 (“Amendment No. 1”), related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.  This Amendment is being filed solely to update information as a result of the change in the outstanding shares of Common Stock reported by the Issuer in its Form 10-Q for the fiscal quarter ended September 30, 2024.

Item 5.
Interest in Securities of the Issuer

The information contained in Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) and (b)  The information contained on the cover pages to this Amendment are incorporated by reference into this Item 5.  Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons.  Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(c)  Except as disclosed in Items 3 and 6 of Amendment No. 1, no other transactions in Common Stock were effected during the past sixty days by the Reporting Persons or, to their knowledge, any of the Scheduled Persons.
                (d)  None.

                (e)   Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     November 18, 2024

AVERILL MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

AVERILL MADISON MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

SUVRETTA CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	General Counsel and Chief Compliance Officer

/s/ Aaron Cowen
Aaron Cowen